UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People’s Republic of China

+86 10 58732560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Registered Direct Offering

On June 2, 2026, Jianzhi Education Technology Group Company Limited (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell (1) 5,000,000 American Depositary Shares (the “ADSs”), and (2) accompanying series A warrants initially exercisable for 5,000,000 ADSs (the “Series A Warrants”) (the “Offering”). The combined effective offering price for each ADS and the accompanying Series A Warrant is $1.00. The gross proceeds to the Company from the Offering are approximately $5 million before deducting placement agent’s fees and other estimated Offering expenses. The Series A Warrants will be exercisable immediately upon issuance, and will expire five (5) years from the issuance date. The Series A Warrants have an initial exercise price of $1.00 per ADS, subject to adjustment in certain circumstances, including in connection with a Share Combination Event (as defined in the Series A Warrant).

The Company agreed in the Purchase Agreement that it and its subsidiaries would not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any ADSs, Class A ordinary shares, or Ordinary Share Equivalents (as defined in the Purchase Agreement) for thirty (30) days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any equity securities which are or will be beneficially owned by them for six (6) months following the closing of the Offering, subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes, including but not limited to supporting business operations, content and product development, marketing activities, and other general corporate needs. The Offering closed on June 3, 2026.

The Company entered into that certain placement agency agreement dated June 2, 2026 (the “Placement Agency Agreement”), with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering.

Copies of the form of the Placement Agency Agreement, form of the Series A Warrant, form of the Purchase Agreement, and form of the Lock-Up Agreement, are attached hereto as Exhibits 1.2, 4.10, 10.1, and 10.2, respectively. The foregoing summaries of the terms of the form of the Placement Agency Agreement, form of the Series A Warrant, form of the Purchase Agreement and form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On June 2, 2026, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this current report on Form 6-K, announcing the pricing of the Offering. On June 3, 2026, the Company issued another press release, a copy of which is attached as Exhibit 99.2 to this current report on Form 6-K, announcing the closing of the Offering. A copy of the legal opinion delivered by the Company’s Cayman Islands counsel Conyers Dill & Pearman is attached hereto as Exhibit 5.1. A copy of the legal opinion delivered by the Company’s U.S. counsel Han Kun Law Offices LLP is attached hereto as Exhibit 5.2.

This current report on Form 6-K, except for the press releases attached hereto as Exhibit 99.1, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-283260) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
1.2	Placement Agency Agreement
4.9	Form of Series A Warrant
5.1	Legal Opinion of Conyers Dill & Pearman
5.2	Legal Opinion of Han Kun Law Offices LLP
10.1	Form of Purchase Agreement
10.2	Form of Lock-Up Agreement
99.1	Pricing Press Release Dated June 2, 2026
99.2	Closing Press Release Dated June 3, 2026

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Peixuan Wang
Name:	Peixuan Wang
Title:	Chairwoman of the Board

Date: June 3, 2026

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